


RECD S.E.C.
JUL 3 0 2002
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2002

FRANCE TELECOM
(Translation of registrant's name into English)

6, place d'Alleray, 75505 Paris Cedex 15, France
(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-___)

Enclosure: A press release dated July 30, 2002 announcing France Telecom's launch of a private placement of notes mandatorily exchangeable for shares of STMicroelectronics N.V.; and

A press release dated July 30, 2002 announcing the pricing of France Telecom's private placement of notes mandatorily exchangeable for shares of STMicroelectronics N.V.


france telecom

France Telecom Launches Offer of Approx. € 500 Million Notes Mandatorily Exchangeable For Shares Of STMicroelectronics N.V.

Paris, July 29, 2002 –France Telecom today launches the offering of approximately € 500 million of notes maturing August 2005 (the "Notes") – Stock Appreciation Income Linked Securities -- , mandatorily exchangeable into up to 26.4 million existing common shares (the "Shares") of STMicroelectronics N.V. (the "Offering"). The Offering is being made to institutional investors on a private placement basis only outside of the United States, Canada, Japan and Italy.

Terms and Conditions

The Notes will mature on or about August 6, 2005 and will pay annually in arrears a coupon on or about August 6 each year, commencing on or about August 6, 2003.

The final terms and conditions are expected to be fixed on July 29, 2002 in the evening.

The Notes are exchangeable into shares of STMicroelectronics at the option of the holders at any time after January 2, 2004 until the seventh trading day prior to maturity. The Notes are redeemable for up to 26,423,404 shares, representing France Telecom's remaining indirect interest in STMicroelectronics[1]. The Notes shall be mandatorily redeemed for shares of STMicroelectronics on the maturity date.

Payment and Settlement

The payment and settlement date is expected to be on or around August 6, 2002.

Lock-up

STMicroelectronics Holding II B.V. has agreed, subject to certain exceptions, not to sell any further Shares of STMicroelectronics for a period of 60 days from pricing. STMicroelectronics' principal shareholder is STMicroelectronics Holding II B.V., which is indirectly controlled 50% by FT1CI (a company consisting of two French shareholders, Areva and France Telecom), and 50% by Finmeccanica, the largest aerospace and defense company in Italy.

* * *

[1] Assuming the 1% notes due December 17, 2004 exchangeable for shares of STMicroelectronics issued in December 2001 are all redeemed for shares.

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 22 22
Fax : +33 1 44 44 80 34

France Telecom is one of the world's leading telecommunications carriers, with more than 107 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 43 billion Euro for 2001 (22,5 billion Euro at June 30, 2002). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE: FTE) is listed on the Paris and New York stock exchanges.

* * *

France Telecom Press Relations
Nilou du Castel
Head of Press Office
Tel: + 33 (0)1 44-44-93-93
e-mail: nilou.ducastel@francetelecom.com

Emilie Richer
Tel: + 33 (0)1 44-44-93-93
emilie.richer@francetelecom.com

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States. This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction.

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in France. **The Notes may not be offered or sold in France except to qualified investors acting for their own account, as those qualified investors are defined in Article L. 411-2 of the Code monétaire et financier and Decree No. 98-880 dated 1 October 1998.**

The Notes may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter directly or indirectly, other than to individuals or legal entities (which include, but are not limited to, banks, brokers, dealers or finance companies which are subject to adequate supervision, institutional investors, insurance companies, pension funds, central governments and large public international organizations and large undertakings (through their treasury department) which are listed on a sufficiently regulated stock exchange), who or which regularly trade or invest in securities in the conduct of a business or a profession for their own account, all within the meaning of the Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer* 1995).

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN ITALY. THE NOTES SHALL NOT BE OFFERED TO INVESTORS IN ITALY.


france telecom

France Telecom Prices its Offering of € 442 Million 6¾% Notes, due 2005, Mandatorily Exchangeable for Shares of STMicroelectronics N.V.

Paris, July 30, 2002 – France Telecom announced that it has priced and finalised the placement to institutional investors on a private placement basis outside of the United States, Canada, Japan and Italy, € 442.22 million of 6¾ % notes due August 2005 (the "Notes") -- Stock Appreciation Income Linked Securities --, mandatorily exchangeable into existing common shares (the "Shares") of STMicroelectronics (the "Offering").
The number of STMicroelectronics common shares that France Telecom will deliver to the holders of the Notes is a maximum of 26.42 million shares and a minimum of 20.13 million shares depending on the price of STMicroelectronics shares at maturity. In the event that the share price of STMicroelectronics is above € 21.97 at maturity, France Telecom will have 6.3 million shares available to be disposed of in the market, which will provide additional proceeds.

The final terms of the Notes are as follows:

- **Size:** € 442.22 million
- **Maturity** : August 6, 2005 (3 years)
- **Coupon**: 6¾%
- **Exchange Period** : From January 2, 2004 until the seventh trading day before Maturity
- **Issue Price per Note** : € 20.92 ("Reference Share Price")
- **Exchange Ratio** :
  - prior to maturity : 0.9524 Shares for each Note,
  - at maturity if,

  - the Maturity Price per Share (defined below) is equal to or less than € 16.74, 1.25 Shares will be delivered for each Note (the "Maximum Exchange Ratio")

  - the Maturity Price per Share (defined below) is equal to or greater €21.97, 0.9524 Shares for each Note (the "Minimum Exchange Ratio");

  - the Maturity Price per Share is contained between €16.74 and €21.97, the number of Shares for each Note will equal the ratio of €20.92 (Issue Price per Note) to the Maturity Price.

  The Maturity Price equals the average of the closing prices of the Shares on Euronext Paris on the fifteen (15) consecutive trading days ending on the third trading day immediately prior to the Maturity Date.

The gross proceeds of the offering will amount to € 442.22 million for France Telecom which will be mandatorily repaid in STMicroelectronics shares.

France Telecom
Corporate Communication
Information Department

6 Place d'Alleray
75505 Paris cedex 15
France

Phone : +33 1 44 44 22 22
Fax : +33 1 44 44 80 34

As previously announced on December 11, 2001, this transaction enables France Telecom to finalize the sale of its remaining indirect interest in STMicroelectronics and is therefore contributing to its debt reduction programme.

The Notes are redeemable for up to 26,423,404 shares, representing France Telecom's remaining indirect interest in STMicroelectronics[1].

STMicroelectronics Holding II B.V. has agreed, subject to certain exceptions, not to sell any further shares of STMicroelectronics for a period of 60 days from pricing. STMicroelectronics' principal shareholder is STMicroelectronics Holding II B.V., which is indirectly controlled 50% by FT1CI (a company consisting of two French shareholders, Areva and France Telecom), and 50% by Finmeccanica, the largest aerospace and defense company in Italy.

* * *

France Telecom is one of the world's leading telecommunications carriers, with more than 107 million customers on the five continents (220 countries and territories) and consolidated operating revenues of 43 billion Euro for 2001 (22.5 billion Euro at June 30, 2002). Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services.

France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom (NYSE : FTE) is listed on the Paris and New York stock exchanges.

* * *

France Telecom Press Relations
Nilou du Castel Tel: + 33 (0)1 44-44-93-93
Head of Press Office
nilou.ducastel@francetelecom.com

Emilie Richer
emilie.richer@francetelecom.com

1 Assuming the 1% notes due December 17, 2004 exchangeable for shares of STMicroelectronics issued in December 2001 are all redeemed for shares.

The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to or for the benefit of U.S. persons as defined in Regulation S thereunder, absent registration or pursuant to an applicable exemption from the registration requirements of the Securities Act. No offering of securities is being made in the United States. This announcement does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or any other jurisdiction.

The Notes may not be offered, sold, transferred or delivered in or from The Netherlands as part of their initial distribution or at any time thereafter directly or indirectly, other than to individuals or legal entities (which include, but are not limited to, banks, brokers, dealers or finance companies which are subject to adequate supervision, institutional investors, insurance companies, pension funds, central governments and large public international organizations and large undertakings (through their treasury department) which are listed on a sufficiently regulated stock exchange), who or which regularly trade or invest in securities in the conduct of a business or a profession for their own account, all within the meaning of the Securities Transactions Supervision Act 1995 (*Wet toezicht effectenverkeer* 1995).

This announcement does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in France. The Notes may not be offered or sold in France except to qualified investors acting for their own account, as those qualified investors are defined in Article L. 411-2 of the Code monétaire et financier and Decree No. 98-880 dated 1 October 1998.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE OR FORM PART OF AN OFFER OR SOLICITATION OF AN OFFER TO PURCHASE OR SUBSCRIBE FOR SECURITIES IN ITALY. THE NOTES SHALL NOT BE OFFERED TO INVESTORS IN ITALY.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Dated: July 30, 2002



By:
Name: Jean-Claude Grynberg
Title: Director, Investor Relations